UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Bitstream Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

091736108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 091736108

1	NAME OF REPORTING PERSON Raging Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 46,368
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 46,368
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 091736108

1	NAME OF REPORTING PERSON Raging Capital Fund (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 32,130
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 32,130
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 091736108

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 78,498
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 78,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 091736108

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 78,498
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 78,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 091736108

 The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 78,498 Shares owned directly by the Raging Funds is approximately $342,846, including brokerage commissions.  The Shares owned directly by the Raging Funds were acquired with the working capital of the Raging Funds.

The Raging Funds effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,190,637 Shares outstanding as of November 10, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 15, 2010.

As of the close of business on November 16, 2010, Raging Capital Fund directly owned 46,368 Shares, constituting less than one percent of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Shares owned by Raging Capital Fund.

As of the close of business on November 16, 2010, Raging Capital Fund QP directly owned 32,130 Shares, constituting less than one percent of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund QP discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Shares owned by Raging Capital Fund QP.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b)           Each of the Raging Funds shares with Raging Capital and Mr. Martin the power to vote and dispose of the Shares directly owned, respectively, by the Raging Funds.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless indicated otherwise.

CUSIP NO. 091736108

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of November 16, 2010, the Reporting Persons ceased to be beneficial owners of more than 5% of the securities of the Issuer.

CUSIP NO. 091736108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2010

Raging Capital Fund, LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

Raging Capital Fund (QP), LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

Raging Capital Management, LLC

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

/s/ William C. Martin
William C. Martin

CUSIP NO. 091736108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RAGING CAPITAL FUND, LP
(1,682)*	6.4648	09/16/2010
(24,916)*	6.5818	09/17/2010
(33,234) *	6.4600	09/17/2010
(7,876) *	6.8320	09/20/2010
(696) *	6.7500	09/21/2010
(344) *	6.7500	09/22/2010
(1,450) *	6.7500	09/23/2010
(54,300)**	--	09/23/2010
(19,604) *	6.8449	09/24/2010
(870) *	6.7687	09/27/2010
(174) *	6.7500	09/28/2010
(754) *	6.8031	09/29/2010
(2,900) *	6.7900	10/25/2010
(812) *	7.0500	10/28/2010
(7,716) *	6.9161	10/29/2010
(356,231) **	--	11/16/2010

RAGING CAPITAL FUND (QP), LP
(1,218) *	6.4648	09/16/2010
(18,042) *	6.5818	09/17/2010
(24,066) *	6.4600	09/17/2010
(5,703) *	6.8320	09/20/2010
(504) *	6.7500	09/21/2010
(256) *	6.7500	09/22/2010
(1,050) *	6.7500	09/23/2010
(47,186)**	--	09/23/2010
(14,196) *	6.8449	09/24/2010
(630) *	6.7687	09/27/2010
(126) *	6.7500	09/28/2010
(546) *	6.8031	09/29/2010
(2,100) *	6.7900	10/25/2010
(588) *	7.0500	10/28/2010
(5,586) *	6.9161	10/29/2010
(303,313) **	--	11/16/2010

* Represents short sale.
** Represents closing of short position “against the box.”

CUSIP NO. 091736108

RAGING CAPITAL MANAGEMENT, LLC
None

WILLIAM C. MARTIN
None